Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(dollars in millions)
Net income (loss) before income tax benefit (expense) and cumulative effect of changes in accounting principles	$9,493	$3,507	$9,445	$(5,666)	$(14,882)	$(22,384)	$(44,564)
Add:
Low-income housing tax credit partnerships	—	—	—	—	—	4,155	453
Total interest expense	28,171	35,354	66,502	79,988	92,131	22,150	33,332
Interest factor in rental expenses	2	2	4	4	5	7	8

Earnings (loss), as adjusted	$37,666	$38,863	$75,951	$74,326	$77,254	$3,928	$(10,771)

Fixed charges:
Total interest expense	$28,171	$35,354	$66,502	$79,988	$92,131	$22,150	$33,332
Interest factor in rental expenses	2	2	4	4	5	7	8

Total fixed charges	$28,173	$35,356	$66,506	$79,992	$92,136	$22,157	$33,340

Senior preferred stock and preferred stock dividends(1)	11,328	3,612	7,229	6,498	5,749	4,105	675

Total fixed charges including preferred stock dividends	$39,501	$38,968	$73,735	$86,490	$97,885	$26,262	$34,015

Ratio of earnings to fixed charges(2)	1.34	1.10	1.14	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	—	1.03	—	—	—	—

(1)	Senior preferred stock and preferred stock dividends represent pre-tax earnings required to cover any senior preferred stock and preferred stock dividend requirements computed using our effective tax rate, whenever there is an income tax provision, for the relevant periods.
(2)	Ratio of earnings to fixed charges is computed by dividing earnings (loss), as adjusted by total fixed charges. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $5.7 billion, $14.9 billion, $18.2 billion, and $44.1 billion for the years ended December 31, 2011, 2010, 2009, and 2008, respectively.
(3)	Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings (loss), as adjusted by total fixed charges including preferred stock dividends. For the ratio to equal 1.00, earnings (loss), as adjusted must increase by $1.8 billion, $105 million, $12.2 billion, $20.6 billion, $22.3 billion, and $44.8 billion for the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2011, 2010, 2009, and 2008, respectively.